Exhibit 99.1

STEALTHGAS INC. ANNOUNCES COMPLETION OF SPIN-OFF OF IMPERIAL PETROLEUM INC.

Athens, Greece, December 6, 2021 – StealthGas Inc. (Nasdaq: GASS) (the “Company”), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, today announced that it has completed the spin-off of its wholly-owned subsidiary, Imperial Petroleum Inc., the holding company for four tanker vessels, effective December 3, 2021.

StealthGas stockholders received (1) one share of Imperial Petroleum common stock, par value $0.01 per share (“Imperial Petroleum Common Shares”), and (2) one share of Imperial Petroleum 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share (“Imperial Petroleum Series A Preferred Shares”), for every eight shares and forty-eight shares, respectively, of StealthGas common stock owned at the close of business on the record date of November 23, 2021. To the extent the distribution would have resulted in any shareholder owning a fractional Imperial Petroleum Common Share or Series A Preferred Share, such fractional shares will be aggregated by the distribution agent into whole shares, sold in the open market at prevailing rates and the net cash proceeds from the sales distributed pro rata to each holder who would otherwise have been entitled to receive fractional Imperial Petroleum Common Shares or Series A Preferred Shares, as applicable, in the distribution.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and become effective. A prospectus may be obtained from the Company.

ABOUT STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 45 LPG carriers, including seven Joint Venture vessels on the water and one Joint Venture 40,000 cbm newbuilding Medium Gas Carrier on order to be delivered mid- 2023. These LPG vessels have a total capacity of 437,973 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected benefits and costs of the spin-off transaction, the risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com